Filed by Duke Energy Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Duke Energy Corporation

Commission File No.: 001-32853

Duke Energy and Progress Energy to Merge:

Creating the leading U.S. Utility

NYSE: DUK NYSE: PGN

Based in Charlotte, N.C., Duke Energy is a Fortune 500 Based in Raleigh, N.C., Progress Energy is a Fortune 500

energy company with regulated and unregulated electric and energy company with two major electric utilities that serve natural gas businesses. www.duke-energy.com about 3.1 million customers in the Carolinas and Florida.

www.progress-energy.com

Duke Energy Carolinas Progress Energy Carolinas

Duke Energy Indiana Progress Energy Florida

Duke Energy Ohio

Duke Energy Kentucky

Commercial Power

Duke Energy Generation Services

Duke Energy International

Assets: $57.9 billion* Assets: $32.7 billion*

Revenues: $12.7 billion** Revenues: $10 billion**

Electric Customers: 4 million Electric Customers: 3.1 million

Gas Customers: 500,000 Total U.S. Generating Capacity: Approximately

Total U.S. Generating Capacity: Approximately 35,400 21,800 megawatts (owned capacity)

megawatts (owned capacity) Service Territory: 54,000 square miles

Service Territory: 50,000 square miles States Served: North Carolina, South Carolina

States Served: North Carolina, South Carolina, Ohio, and Florida

Kentucky and Indiana Employees: 11,000

Employees: 18,600 Annual Foundation Giving: Approximately $7 million

Annual Foundation Giving: Approximately $15.5 million

Company Name: Duke Energy Corporation

Corporate Headquarters: Charlotte, N.C.; substantial operations in Raleigh, N.C.

Market Capitalization: $36.5 billion***

Total Assets: $90.6 billion*

Revenues: $22.7 billion** Customers: 7.1 million electric and 500,000 gas

Generating Capacity: 57,200 megawatts Service Territory: 104,000 square miles

Executive Chairman: James E. Rogers

President and Chief Executive Officer: William D. Johnson

Board of Directors: The new Duke Energy board will be composed of 18 directors, 11 designated by Duke Energy, including the lead director, and 7 designated by Progress Energy

*	As of stock close September 30, 2010

** As of December 31, 2009

*** As of December 31, 2010

Managing the Transformation of the Energy Industry

The right size, scale and diversity

The combined company will create the leading U.S. utility company

• Leverage best practices to achieve even higher levels of safety, operational excellence and customer satisfaction

• Combine fuel purchasing power and generating plant dispatch to save customers money

• Continued commitment to delivering affordable, reliable and clean energy

• New investments in technology to reduce our environmental footprint and become more efficient

Highly diversified generation capacity and fuel profile

Capacity and fuel diversity projected to increase, migrating the combined fleet to greater gas and less coal exposure

By Owned Capacity: 57 GW1

1 Capacity owned as of 09/30/10 and excludes purchased power and 4.1 GW of Duke Energy International assets.

U.S. generation well positioned for pending environmental regulations

Mitigate cost increase and strategic execution risks in era of major change

Generation Capacity by Technology (GW/%)

1 Duke Energy: Nuclear (15%), Hydro (9%), Renewables (2%); Progress Energy: Nuclear (17%), Hydro (1%); Combined: Nuclear (16%), Hydro (6%), Renewables (1%) Note: Generation capacity as of 09/30/10 and excludes purchased power and 4.1 GW of Duke Energy International assets.

Duke Energy and Progress Energy

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may, ” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Duke Energy and Progress Energy caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Duke Energy’s or Progress Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” section of each of Duke Energy’s and Progress Energy’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Duke Energy nor Progress Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective stockholders. Duke Energy and Progress Energy urge investors and stockholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

PARTICIPANTS IN THE MERGER SOLICITATION Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy stockholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy stockholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.